Asia Entertainment & Resources Ltd. Announces Third Quarter and Nine Month 2012 Financial Results

Hong Kong, China – November 19, 2012 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as VIP room gaming promoters, today announced unaudited financial results for the third quarter and nine-month periods ended September 30, 2012. All currency amounts are stated in United States dollars.

Third Quarter 2012 Highlights

•	On September 12, 2012, the Company completed the acquisition of Bao Li Gaming Promotion Limited (“Bao Li”), a Macau-based VIP room gaming promoter that operates one room with five tables at City of Dreams Macau. As a result of the acquisition closing on September 12, and in accordance with the terms of the purchase agreement, AERL obtained the right to all of the profit interest of Bao Li dating back to September 1.

•	Rolling Chip Turnover for the three months ended September 30, 2012 in the Company’s VIP gaming rooms was $4.0 billion, down 32% year-over-year, compared to $6.0 billion in the same period of 2011.

•	Net income, which includes a gain of $9.4 million for the change in fair value of contingent consideration related to the acquisition of King’s Gaming and Bao Li, declined 16% to $22.6 million, or $0.53 per share (fully diluted), in the three months ended September 30, 2012, from $26.9 million, or $0.68 per share (fully diluted). in the same period of 2011.

•	Non-GAAP income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisition of King's Gaming and Bao Li was $14.9 million, or $0.35 per share (fully diluted), in the three months ended September 30, 2012, a 34% decrease as compared to $22.5 million, or $0.57 per share (fully diluted), for the three months ended September 30, 2011.

•	In the third quarter 2012, the Company repurchased and retired 262,347 shares at an average price of $3.67 per share. The share repurchase program, which expires June 30, 2013, authorizes the Company to further purchase up to an additional 1,737,653 of its ordinary shares on the open market at prices to be determined by the Company’s management.

•	On August 31, 2012, the Company paid its 2012 Six Month Dividend of $0.12 per outstanding ordinary share.

•	Beginning September 1, 2012, the Company changed its remuneration model to a revenue sharing model for all of its VIP rooms.

“Despite the lower year-over-year results we believe we managed our business appropriately to reduce exposure to undue risk that can impair longer-term growth,” said Mr. Man Pou Lam (Mr. Lam), Chairman of AERL. “The tightening of credit to junket agents had a near-term impact on our overall performance that we expect will reverse over the mid-to-longer term. To that end, in the quarter, we shifted our remuneration model away from a fixed commission structure to a share of win/loss revenue model, which should allow us to grow our Rolling Chip Turnover and hopefully help to reduce volatility as our base of business broadens. We also implemented a new program for large VIP agents who do not require credit from AERL to participate in our revenue sharing model and thus incentivize them to partner with AERL. We remain committed to growing our business presence in the Macau VIP gaming market and create value for our shareholders.”

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Nine Month 2012 Highlights

•	Rolling Chip Turnover for the nine months ended September 30, 2012 in the Company’s VIP gaming rooms was $14.1 billion, down 2% year-over-year, compared to $14.4 billion in the same period of 2011.

•	Net income, which includes a gain of $15.2 million for the change in fair value of contingent consideration related to the acquisition of King's Gaming and Bao Li, declined 1% to $60.0 million, or $1.41 per share (fully diluted), in the nine months ended September 30, 2012 from $60.9 million, or $1.61 per share (fully diluted), in the same period of 2011.

•	Non-GAAP income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisition of King's Gaming and Bao Li was $49.0 million, or $1.15 per share (fully diluted), for the nine months ended September 30, 2012, a 13% decrease as compared to Non-GAAP income of $56.3 million, or $1.49 per share (fully diluted), for the nine months ended September 30, 2011.

Outlook for 2012

For the first nine months of 2012, AERL's monthly average Rolling Chip Turnover was $1.6 billion. The Company's Rolling Chip Turnover year-to-date through October 31, 2012 in Macau was $15.6 billion, a decrease of 5% year-over-year, compared to $16.5 billion for the first ten months of 2011.

“Given the volatility of our results and the broader macroeconomic trends over the last few months, we are suspending our guidance on Rolling Chip Turnover for the year but we are maintaining our previous Non-GAAP income guidance of $68 million to $80 million for the full year,” concluded Chairman Lam.

Conference Call and Replay Information

AERL will conduct a conference call to discuss the financial results today at 10:00AM EST/11:00PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-389-5988 (United States/Canada)

10-800-714-0940 (North China)

10-800-140-0915 (South China)

800-968-149 (Hong Kong)

800-101-1739 (Singapore)

0800-404-7655 (United Kingdom)

1-719-457-2083 (Other International)

Interested parties may also access the live call on the Internet at www.aerlf.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 9724053.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips. “Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of “non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to “roll,” from time to time, their “cash chips” into “non-negotiable chips” for further betting so that they may receive their commissions (hence the term “Rolling Chip Turnover”). Through the promoters, “non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

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About Asia Entertainment & Resources Ltd.

AERL is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL's VIP room gaming promoters currently participate in the promotion of four major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the Star World Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Venetian Macao-Resort-Hotel and City of Dreams Macau, both in Cotai.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL's VIP room gaming promoters' VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL's VIP room gaming promoters' gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms' actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms' win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in AERL's Annual Report on Form 20-F filed on March 16, 2012, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

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ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Unaudited)

	For the	For the	For the	For the
	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenue from VIP Gaming Operations	$54,028,116	$74,413,996	$179,877,294	$180,870,093

Expenses
- Commission to Agents	34,535,621	47,198,390	116,158,974	111,481,366
- Selling, General and Administrative Expenses	4,142,397	4,100,589	13,353,684	11,640,203
- Special Rolling Tax	403,110	595,224	1,409,772	1,435,767
- Amortization of Intangible Assets	1,655,700	1,263,069	4,192,535	3,792,795
Total Expenses	40,736,828	53,157,272	135,114,965	128,350,131

Operating income before change in fair value of contingent consideration	13,291,288	21,256,724	44,762,329	52,519,962
Change in Fair Value of Contingent Consideration for the Acquisition of King's Gaming and Bao Li	9,352,152	5,606,357	15,246,583	8,377,040
Net Income	22,643,440	26,863,081	60,008,912	60,897,002

Comprehensive Income
Foreign Currency
- Translation Adjustment	66,291	(153,735)	574,186	(256,495)
Total Comprehensive Income	$22,709,731	$26,709,346	$60,583,098	$60,640,507

Net Income Per Share
Basic	$0.53	$0.69	$1.41	$1.63
Diluted	$0.53	$0.68	$1.41	$1.61
Weighted Average Shares Outstanding
Basic	42,386,032	38,824,025	42,442,746	37,436,113
Diluted	42,386,032	39,229,556	42,442,746	37,910,394

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ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	September 30, 2012	December 31, 2011
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$27,343,699	$16,718,565
Accounts Receivable, Net	12,768,260	1,240,142
Markers Receivable	237,749,378	240,131,089
Prepaid Expenses and Other Assets	363,000	292,559
Total Current Assets	278,224,337	258,382,355

Intangible Assets (net of accumulated amortization of $10,117,927 and $5,902,419 at September 30, 2012 and December 31, 2011, respectively)	96,837,876	54,983,937
Goodwill	17,030,071	14,992,009
Property and Equipment (net of accumulated depreciation of $11,046 and $1,101 at September 30, 2012 and December 31, 2011, respectively)	17,006	26,855
Other Assets	21,582	22,158
TOTAL ASSETS	$392,130,872	$328,407,314

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$54,812,330	$46,270,563
Accrued Expenses	11,822,426	16,157,439
Payable-King's Gaming Acquisition-Contingent Purchase Price Obligation	9,000,000	12,057,600
Loan Payable, Shareholders, current	6,234,512	2,641,619
Total Current Liabilities	81,869,268	77,127,221

Loan Payable, Shareholders	60,000,000	60,000,000
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	32,196,364	-
King's Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	9,000,000	32,492,985
Total Liabilities	183,065,632	169,620,206

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 42,188,817 at September 30, 2012 and 38,804,064 at December 31, 2011	4,219	3,881
Additional Paid-in Capital	72,875,073	52,581,098
Retained Earnings	135,717,930	106,308,297
Accumulated Comprehensive Income (Loss)	468,018	(106,168)
Total Shareholders' Equity	209,065,240	158,787,108
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$392,130,872	$328,407,314

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Cash Flow Information
For the Nine Months Ended September 30, (Unaudited)

	2012	2011
Net cash provided by (used in) operating activities	$45,067,313	$(1,697,501)
Net cash (used in) investing activities	(15,146,032)	-
Net cash (used in) financing activities	(19,333,497)	(864,367)
Net increase (decrease) in cash and cash equivalents	$10,587,784	$(2,561,868)
• Condensed from financial statements

Non-GAAP Financial Measure

Our calculation of non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP earnings per share (“EPS”) for the three and nine months ended September 30, 2012 and 2011, differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration. We use this information internally in evaluating our operations and believe this information is important to investors because it provides a more complete picture of our operations for the entire period and is more accurately comparable to the prior-year period. Notwithstanding the foregoing, however, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP. The following is a reconciliation of our unaudited net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Three Months Ended September 30, 2012	For the Three Months Ended September 30, 2011
Net Income attributable to ordinary shareholders	$22,643,440	$26,863,081

Amortization of intangible assets	1,655,700	1,263,069

Change in fair value of contingent consideration	(9,352,152)	(5,606,357)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$14,946,988	$22,519,793

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	For the Three Months Ended September 30, 2012		For the Three Months Ended September 30, 2011
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.53	$0.53	$0.69	$0.68

Amortization of intangible assets	0.04	0.04	0.03	0.03

Change in fair value of contingent consideration	(0.22)	(0.22)	(0.14)	(0.14)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.35	$0.35	$0.58	$0.57

	For the Nine Months Ended September 30, 2012	For the Nine Months Ended September 30, 2011

Net Income attributable to ordinary shareholders	$60,008,912	$60,897,002

Amortization of intangible assets	4,192,535	3,792,795

Change in fair value of contingent consideration	(15,246,583)	(8,377,040)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$48,954,864	$56,312,757

	For the Nine Months Ended September 30, 2012		For the Nine Months Ended September 30, 2011
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$1.41	$1.41	$1.63	$1.61

Amortization of intangible assets	0.10	0.10	0.10	0.10

Change in fair value of contingent consideration	(0.36)	(0.36)	(0.22)	(0.22)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$1.15	$1.15	$1.51	$1.49

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Contact:

Asia Entertainment & Resources Ltd.
James Preissler, +1 646-450-8808
preissj@aerlf.com

or

ICR
William Schmitt, 203-682-8294
william.schmitt@icrinc.com

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